HIGHLIGHTS

Gentry Resources Ltd. ("Gentry") is pleased to announce financial and operating results for the three and nine months ended September 30, 2007.

Financial Highlights

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Gross revenue for the three months ended September 30, 2007 was up 6% to $17,083,645 from $16,146,593 in the comparative period of 2006. For the nine month periods, gross revenue was $49,925,274 in 2007 versus $51,907,950 in 2006.

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Funds flow for third quarter 2007 was $5,164,027 ($0.09 per share), compared to $7,085,334 ($0.18 per share) recorded in last year’s third quarter. For the first nine months of 2007, funds flow was $18,506,386 ($0.40 per share), compared to $25,570,194 ($0.66 per share) in the first nine months of 2006.

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Net income was $1,710,390 ($0.03 per share) in the third quarter of 2007, up from $104,137 ($nil per share) in the 2006 comparative period. The Company recorded net income of $1,453,963 ($0.03 per share) for the nine month period in 2007 versus $3,688,255 ($0.10 per share) recorded in the first nine months of 2006.

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Capital expenditures for the third quarter 2007 were $8,070,258 versus $13,121,421 in the third quarter 2006. The capital program for the first nine months of this year totaled $26,450,380 versus $32,645,278 spent in the comparative nine month period.

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Gentry has a sound financial footing based on the strength of its balance sheet and a conservative level of debt. At year end, a debt to forward year’s cash flow ratio of approximately 1.5 to 1 is anticipated, which will provide the flexibility to continue to aggressively drill Gentry’s extensive opportunity base in 2008.

Operational Highlights

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Daily production for the third quarter averaged 4,226 boe/d, up 7% from the 3,936 boe/d recorded in the comparative period of 2006. Average daily production for the first nine months of 2007 was 3,916 boe/d, a 5% decrease from 4,121 boe/d in the corresponding period in 2006.

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Natural gas production for quarter averaged 16,280 mcf/d and oil and natural gas liquids averaged 1,512 bbls/d.  Gas production for the first nine months of 2007 averaged 14,534 mcf/d, while crude oil and natural gas liquids production averaged 1,494 bbls/d.

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Current production is approximately 5,000 boe/d.  The Company is aggressively pursuing pipeline and tie-in projects at Princess.  Approximately 650 boe/d was tied-in early in the fourth quarter with another 650 boe/d expected before year end for a total of 1,300 boe/d added in the fourth quarter.

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Gentry’s drilling campaign for the quarter recorded a 79% success rate (77% net), with over half of the wells being exploration wells. Seventeen wells were drilled (15.8 net) resulting in 11 oil wells (9.8 net), three injection/disposal wells (3.0 net) and three abandoned wells (3.0 net).

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Drilling was initiated on lands acquired at the end of May in two new core areas, West Central Alberta and the Peace River Arch. Three wells were drilled, all successful. Gentry will be announcing further details of activities in these new core areas in the coming months.

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A key milestone was reached with completion of the initial earning phase of a huge farm-in at Princess. Gentry now has under its control a 100% working interest in 203 sections (130,029 acres) on the Exploration Block, and has earned 47% of the lands contained under the May 2006 exploratory farm-in.

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On the Princess Exploration Block, the large Alderson oil emulsion and gas conservation battery with fluid handling capacity of 8,000 bbls/d is on schedule for start-up in mid-December.

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Gentry’s exit rate for 2007 is now projected at 5,400 boe/d, a revision based on high impact gas drilling being inventoried in the low price environment, recent changes in the production performance of three wells of approximately 500 boe/d, and a reduction in capital spending.

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Oil volumes should increase to 45% from 39% of production by year end as drilling continues to emphasize oil projects in the current high oil/low gas pricing environment.

	Three months ended September 30			Nine months ended September 30
	2007	2006	% change	2007	2006	% change
Financial
Revenue	$17,083,645	$16,146,593	6	$49,925,274	$51,907,950	(4)
Funds flow from operations	5,164,027	7,085,334	(27)	18,506,386	25,570,194	(28)
per share – basic	0.09	0.18	(50)	0.40	0.66	(39)
per share – diluted	0.09	0.18	(50)	0.40	0.63	(37)
Net income (loss)	1,710,390	104,137	1,542	1,453,963	3,688,255	(61)
per share – basic	0.03	nil	n/a	0.03	0.10	(70)
per share – diluted	0.03	nil	n/a	0.03	0.09	(67)
Net capital expenditures	8,070,258	13,121,421	(38)	26,450,380	32,645,278	(19)
Corporate acquisition	2,796,799	-	n/a	76,392,111	-	n/a
Net debt	57,967,574	48,577,087	19	57,967,574	48,577,087	19
Shares outstanding, weighted average	55,167,799	38,602,833	43	46,325,798	38,629,930	20
Shares outstanding, diluted	55,167,799	40,389,185	37	46,325,798	40,326,260	15
Production
Oil & liquids (bbls/d)	1,512	1,538	(2)	1,494	1,382	8
Gas (mcf/d)	16,280	14,388	13	14,534	16,431	(12)
Oil equivalent (boe/d)	4,226	3,936	7	3,916	4,121	(5)
Average Prices
Oil & liquids (per bbl)	$65.72	$61.92	6	$58.49	$60.42	(3)
Gas (per mcf)	5.30	5.58	(5)	6.57	6.49	1
Oil equivalent (per boe)	43.94	44.59	(1)	46.70	46.14	1
Operating Netbacks
Oil & liquids (per bbl)	$35.94	$37.80	(5)	$32.48	$38.27	(15)
Gas (per mcf)	1.80	2.45	(27)	2.87	3.43	(16)
Oil equivalent (per boe)	19.80	23.72	(17)	23.05	26.48	(13)

Note: Barrels of oil equivalent (boe) have been calculated by converting gas to boe at a ratio of 6:1.

PRESIDENT’S MESSAGE TO SHAREHOLDERS

The past quarter has been one of Gentry’s most active in recent years with an aggressive drilling campaign in the Greater Princess Area, along with the planning of tie-in projects to bring new wells onstream as quickly as possible. At the same time, the technical teams have been integrating the assets acquired at the end of May in two new core areas, West Central Alberta and the Peace River Arch, a process that is essentially complete.

Gentry has drilled with 86% success this year (85% net). The drilling campaign at Princess yielded two new oil pool discoveries and a sizable new gas pool discovery. Gentry’s newest core areas, West Central Alberta and the Peace River Arch, both have high impact potential and Gentry initiated drilling during the quarter with three wells which are all onstream as oil producers. The details of activity will not be discussed in this report due to competitive reasons; suffice to say that Gentry remains confident that both new core areas provide a substantial platform for future growth.

More importantly, Gentry is on a firm financial footing to exploit the potential in all three of its core areas. At year end, the Company anticipates a debt to forward year’s cash flow ratio of approximately 1.5 to 1, which will provide the flexibility to continue to aggressively explore and develop Gentry’s extensive opportunity base in 2008.

Quarterly production additions

Production in the third quarter averaged 4,226 boe/d, up 7% from 3,936 boe/d in last year’s third quarter. Volume growth was hampered by regulatory delays for two water disposal wells in the Princess area. The applications were approved in late September and the affected wells were back on production early in the fourth quarter. The “acquisition” assets performed at a constant 1,500 to 1,600 boe/d for most of the third quarter, although production from a number of properties was curtailed in September for scheduled gas plant turnarounds.

Current production is approximately 5,000 boe/d.  The Company is aggressively pursuing pipeline and tie-in projects at Princess.  Approximately 650 boe/d was tied-in early in the fourth quarter with another 650 boe/d expected before year end for a total of 1300 boe/d added in the fourth quarter.

Greater Princess

96 freehold sections earned

An important milestone has been reached with Gentry earning 96 sections of land (61,440 net acres) by completing the initial earning phase of its sizable farm-in at Princess. As announced on November 5, the Company has under its control a 100% working interest in 203 sections (130,029 acres) exploratory block, and has earned 47% of the lands contained under the May 2006 exploratory farm-in. In addition, having completed the initial earning phase, Gentry has elected to continue to “drill to earn” on the remaining 53% of the unearned exploratory block, by earning six adjoining sections for every exploration well it drills.  Since May of 2006 through two farm-ins, Gentry has added 78,400 net acres to its Princess land holdings and controls over 457 sections.

Under the initial phase of the farm-in commitment, Gentry was required to drill 13, mostly exploration, wells testing for Pekisko reservoirs. The results of this intensive and technically-driven capital program, in which Gentry exceeded the required 13-well commitment, indicate the Pekisko is hydrocarbon-bearing and has several discrete reservoir trends through a 50 km band extending the length and breadth of these farm-in lands. These results are consistent with the highly productive Pekisko fairway to the north and west of Gentry’s large land block.

Drilling campaign

An aggressive drilling campaign continued in the third quarter with a focus on oil prospects in the Greater Princess Area of Southern Alberta. The Company also embarked on initial drilling of its newly-acquired assets.

In total, Gentry drilled 17 wells (15.8 net) resulting in 11 oil wells (9.8 net), three injection/disposal wells (3.0 net) and three abandoned wells (3.0 net) for a success rate of 79% (77% net). Three of the oil wells (1.8 net) were drilled on the recently acquired lands. Nine of the 17 wells were exploration wells (9.0 net) resulting in four oil wells (4.0 net).

For the first nine months of 2007, Gentry drilled 41 wells (38.2 net) resulting in 24 oil wells (21.7 net), four gas wells (3.5 net), four injection/disposal wells (4.0 net), five abandoned wells (5.0 net) and four cased wells awaiting completion (4.0 net) for a success rate of 86% (85% net).

Tie-in projects

To monetize the Company’s drilling successes and behind-pipe volumes in the Princess area, Gentry is moving forward with an active facility and pipeline tie-in construction operation. Pipeline and production facilities are being licensed and installed to tie-in high deliverability wells recently discovered on the Exploration Block. Six tie-in projects have been completed in the Tilley-West Tide Lake corridor and all of the wells have recently been placed on production.

The largest project, the Alderson oil emulsion and gas conservation battery, is expected to see first production by mid-December and is located 15 km south of existing facilities in the Tilley and West Tide Lake development areas. The main battery vessels are in place with piping and electrical work nearing completion. Additionally, a 24-km pipeline gathering system and a gas conservation pipeline to a third party sour gas facility is under construction.

All of these tie-in projects are aimed at materially reducing operating costs by lowering trucking expenses for oil and water, a large component of costs at Princess.

The following table summarizes the expected Princess production additions once tie-ins and facilities are through the initial start-up phase.

Project	BOE/d	Expected Start-up Date	Comments
1-6-19-11W4 to West Tide Lake Facility	250	On production Nov 4	One existing well and 5 new wells to tie-in with this pipeline
4-18-19-11W4 & 13-7-19-11W4	200	On production Nov 3	Two gas wells in 3 mi2 Pekisko pool
16-29-18-11W4	75	On production Nov 5	Single well battery
7-30-18-11W4	50	On production Nov 5	Single well battery
6-13-19-12W4 & 2-14-19-12W4	50	On production Nov 6	Tie into 4-13 going to Tilley battery
9-15-19-12W4	25	On production Nov 6	Oil well, tie into Tilley battery
Total Completed Projects	650
8-14-19-11W4	50	November 15th	High rate well, tie well into West Tide Lake battery
14-6-19-11W4	50	November 15th	Oil well, tie into West Tide Lake battery
Alderson Facility and Tie-in Project	400	December 15th	Tie-in 6 high rate wells, relocate facility and tie into gas sales
11-4-17-11W4	75	December 15th	Single well battery
14-1-18-12W4	75	December 15th	Single well battery
Total December Projects	650
Total Additions	1,300

Acquired Lands

Initial drilling activity

The assets acquired in the Peace River Arch and West Central Alberta on May 31 were largely integrated into operations during the third quarter, providing Gentry with a material growth platform. Gentry drilled three oil wells (1.8 net) on these acquisition lands with a 100% success rate.

The Company recently shot a 3D seismic survey over one of its key acquisition assets. In 2008, Gentry expects to drill 15 wells divided between targets identified on the 3D seismic and other key oil targets in the Peace River Arch and West Central Alberta. The Company anticipates growing its land position through Crown land sales and farm-ins.

Outlook

Negligible impact of royalty changes

Following an evaluation of the Alberta government’s proposed changes to its oil and gas royalty structure, Gentry has determined that the impact on its cash flow would be minimal. This negligible impact is due to Gentry’s substantial presence in the Princess area of Southern Alberta, an area dominated by freehold land tenure which is not affected by the government’s proposed changes. Approximately 55% of Gentry's production is on Alberta freehold land or in Saskatchewan. The remaining 45% is subject to Alberta Crown royalties.

Using publicly available information, Gentry estimates that, based on current production, the potential impact of the proposed royalty changes would be a 1-2% increase in corporate cash flows (at $60 Cdn at the wellhead for oil and $7.00 Cdn/ GJ for gas). At higher oil and gas prices, Gentry's cash flows rise, but not as high as they would under the current royalty structure. If enacted, the royalty changes would come into effect January 1, 2009.

Gentry has a large inventory of oil and gas investment opportunities which would not be affected by the proposed royalty changes, thus providing the flexibility to continue to allocate capital to projects with the best return to its shareholders.

Production guidance

Gentry’s year-end exit production is now forecasted at 5,400 boe/d, a revision that takes into account a number of factors which have come into play during the year.  Gentry previously projected an exit production rate of 6,200 to 6,500 boe/d. This forecast was based on a $50 million capital program, gas pricing in excess of $7.00/mcf, oil at US$65/bbl, and a US/CAD foreign exchange rate of $0.87:1. In order of importance, Gentry’s initial capital program was prioritized as follows:

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To complete all earning provisions under the huge Princess farm-in, which has been accomplished, and to pursue development around existing fluid handling facilities and gathering systems.

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Test the gas potential in the deeper Nisku play at Princess. Results to date have been disappointing with a loss of base production and risked production totaling approximately 500 boe/d.

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Follow-up gas developments programs in Sedalia (5 to 8 wells), Provost (22 wells,
6.0 net), Whitecourt (five wells, 3.0 net) and Princess (four wells, 4.0 net). As gas prices softened during the year, these programs were inventoried to await a more buoyant natural gas price environment. It is important to note that the gas reserves remain in place and there are no immediate land tenure issues putting these reserves at risk for Gentry.

With the current environment of gas price weakness and generally volatile market conditions for junior oil and gas stocks, the Company has made it a priority to maintain a conservative level of debt and financial strength.  To this end, Gentry intends to sell between 100 and 125 boe/d of production prior to year end and will use the proceeds to reduce its overall indebtedness.

Drilling going forward

Gentry is well prepared, operationally and financially, to continue its aggressive drilling programs in the fourth quarter and beyond.  In the fourth quarter, Gentry plans to drill nine wells in the Princess area, with seven located on the Exploration Block.

Gentry now controls 457 sections of land in the Greater Princess Area with the majority of that land base made up of freehold rights, which negates concerns with the Alberta government’s proposed new royalty structure.

The Company has significant undrilled opportunities, primarily oil, at Princess and a three-year 150-well inventory of drill-ready locations. Most of the land at Princess is covered by 3D seismic. With a number of discoveries resulting from the focus on exploration drilling in 2007, the Company is well positioned, through low risk infill drilling programs, to develop these and other Pekisko oil trends in 2008. Drilling will initially be concentrated near the production hub created by the Alderson battery, which is expected to be on production in mid December.

In planning future drilling programs, Gentry has also taken into account the time required for the approval process for disposal well applications and has drilled several potential disposal wells close to the developing production nodes. These applications will be submitted by year end for expected approval by early third quarter 2008, which should coincide with additional tie-ins and increased fluid handling requirements.

In developing a capital spending program for next year, a crucial goal is to ensure capital expenditures remain within cash flow expectations. With the continuing weakness in AECO gas pricing, both spot pricing and for this coming winter, the Company has inventoried most of its high impact gas prospects in favour of continuing to develop its Princess oil play. Gentry believes that a strong balance sheet and a conservative level of debt will provide the financial footing for solid performance in 2008.

MANAGEMENT’S DISCUSSION
AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2007 and the audited consolidated financial statements and MD&A for the year ended December 31, 2006.

Where amounts are expressed on a barrel of oil equivalent (“boe”) basis, natural gas has been converted at a ratio of six thousand cubic feet of natural gas to one boe.  This ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent economic equivalence at the wellhead or point of sale.  Boe figures may be misleading, particularly if used in isolation.

Included in the MD&A are references to financial measures commonly used in the oil and gas industry such as funds flow from operations, funds flow from operations per share and operating netbacks.  These measures have no standardized meaning, are not defined by Canadian generally accepted accounting principles (“GAAP”), and accordingly are referred to as non-GAAP measures.  These supplemental measures are used by management to assess operating results between years and between peer companies as they provide an indication of the results generated by the Company’s principal business activities before the consideration of how these activities are financed or how the results are taxed.

Gentry determines funds flow from operations as net income prior to provisions for depletion, depreciation and accretion, stock-based compensation, future income taxes, gains (and losses) on sale of investments, and after asset retirement expenditures.  Funds flow from operations per share is calculated using the weighted average basic and diluted shares used in the calculation of net income per share.  Operating netbacks are calculated by deducting royalty and production expenses from production revenue.  Gentry’s reported amounts may not be comparable to similarly titled measures reported by other companies.  Funds flow from operations should not be considered an alternative to, or more meaningful than, cash provided by operating, investing, and financing activities or net income as determined by Canadian GAAP as an indicator of the Company’s performance or liquidity.

Certain disclosure in this MD&A contains forward-looking statements that involve risks and uncertainties.  Such information, although considered reasonable by Gentry at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.  For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements.  Such risks and uncertainties include, but are not limited to: exploration, development and production risks; insurance; prices, markets and marketing of crude oil and natural gas; substantial capital requirements; liquidity; competition; environmental risks; reserves replacement; reliance on operators and key employees; corporate matters; permits and licenses; additional funding requirements; aboriginal claims; issuance of debt; availability of drilling equipment; access restrictions; cost inflation; title defects; uncertainty of reserve information; Kyoto protocol; and government regulation and taxation.

This MD&A has been prepared as of November 9th 2007.

Revenue, Production and Pricing

Gross production revenue was $17.08 million in the third quarter of 2007, compared to $16.15 million recorded in the third quarter last year.  Lower oil and ngls volumes decreased revenue by $149 thousand but this was more than offset by the higher gas volumes which caused an increase of $972 thousand.  The increase in crude oil and ngls pricing caused revenue to increase by $529 thousand, more than offsetting the $419 thousand lost due to the lower gas prices.

For the nine month period ended September 30, 2007, gross revenue was $49.93 million, down slightly from the $51.91 million recorded in the comparative period.  An increase of $1.84 million due to higher oil and ngls volumes could not offset the $3.36 million lost due to lower gas volumes.  The decrease in crude oil and ngls pricing caused revenue to decrease by $787 thousand, more than offsetting the $317 thousand realized from slightly higher gas prices.

	Three months ended September 30			Nine months ended September 30
	2007	2006	% change	2007	2006	% change
Oil and Liquids
Revenue ($000s)	9,144	8,764	4	23,855	22,799	5
Volumes (bbls/d)	1,512	1,538	(2)	1,494	1,382	8
Pricing ($/bbl)	65.72	61.92	6	58.49	60.42	(3)
Natural Gas
Revenue ($000s)	7,940	7,383	8	26,070	29,109	(10)
Volumes (mcf/d)	16,280	14,388	13	14,534	16,431	(12)
Pricing ($/mcf)	5.30	5.58	(5)	6.57	6.49	1
Oil Equivalent
Revenue ($000s)	17,084	16,147	6	49,925	51,908	(4)
Volumes (boe/d)	4,226	3,936	7	3,916	4,121	(5)
Pricing ($/boe)	43.94	44.59	(1)	46.70	46.14	1

Overall, Gentry’s third quarter production volumes were lower than anticipated. While the Company did realize the benefit of approximately 1,600 boe/d from the acquisition of 1317010 Alberta Ltd. (“1317010”) which closed May 31, 2007 with an effective date of April 1, 2007 (the “Acquisition”), these volumes were partially offset by production issues at Princess. During the quarter, the Company lost approximately 500 boe/d of Nisku gas production, had disappointing production performance from a previously significant Pekisko gas well, and was forced to shut-

in 200 – 300 boe/d of production due to delays in Alberta Energy & Utilities Board approvals for water disposal wells.

Royalties

Gentry’s royalty expenses, which were net of Alberta Royalty Tax Credit in 2006, increased 6% to $3.86 million in the third quarter of 2007 from $3.64 million in the comparative period.  Expressed as a percentage of production, royalties were consistent at 22.6% versus 22.5% a year ago.

For the nine month period ended September 30, 2007, royalties were $11.47 million, down 2% from the $11.75 million recorded a year ago.  As a percentage of production, royalties were 23.0% in 2007 versus 22.6% in the first nine months of 2006.

Production Expenses

In the third quarter of 2007, production expenses increased to $5.53 million from $3.92 million a year ago.  On a unit basis, costs increased to $14.22/boe versus $10.83/boe a year earlier.  The high level of industry activity and tight oilfield services markets resulted in a general increase in field operating costs.  Also contributing to the rise in expenses were higher oil trucking and transportation costs as the Company realized an opportunity to increase some of its crude oil pricing and overall netbacks.  Once a facility and tie-in project at Alderson/Princess is completed in late 2007, Gentry expects lower unit production expenses due to lower emulsion and water hauling costs.

For the first nine months of 2007, production expenses were $13.81 million compared to $10.36 million a year earlier.  On a boe basis, costs were $12.92/boe in 2007 and $9.21/boe in 2006.  While unit measurement costs increased over the comparative period in part for similar reasons to those stated above, the 2007 figures also reflect higher gas gathering and processing fees that only came into effect during the latter part of 2006. Going forward, these fees are expected to decline as additional volumes are tied in and new gathering and processing agreements are executed.

General and Administrative Expenses

Gentry’s general and administrative expenses increased to $1.47 million in the third quarter of 2007 from $813 thousand in the third quarter of 2006, with additional staffing and compensation costs accounting for almost half of this increase.  Higher consulting and professional fees, in part associated with integrating the assets acquired in May 2007, also contributed to the overall rise in expenditures.  On a barrel of oil equivalent basis, general and administrative expenses were $3.77/boe versus $2.25/boe in the comparative quarter.  Going forward, Gentry expects its per unit figures to fall as additional production volumes are brought on stream.

For the nine month period ended September 30, 2007, general and administrative costs were $3.63 million versus $2.40 million a year ago.  On a unit measurement basis, this equates to $3.39/boe in 2007 and $2.13/boe in 2006.  Again, additional staffing and compensation costs were the largest contributing factor to this increase.

Interest Expense

Gentry’s interest expense was $872 thousand in the third quarter of 2007 versus $573 thousand in the third quarter of 2006.  A higher utilization of the credit facility as a result of the Acquisition was the main reason behind the increase.

For the nine months ended September 30, 2007, Gentry’s interest expense was $2.21 million versus $1.49 million in the comparative period.  As with the third quarter figures, a higher utilization of the credit facility was the main reason behind the growth of this expense.

Stock-based Compensation

Gentry’s stock-based compensation expense for the third quarter of 2007 was $619 thousand.  Of this amount, $588 thousand related to the amortization and vesting of stock options and $31 thousand related to the Company’s Employee Share Ownership Plan (“ESOP”).  This compares to stock-based compensation of $519 thousand a year ago, $491 thousand of which related to stock options and $28 thousand to the ESOP.

For the nine month period ended September 30, 2007, stock-based compensation expense was $1.59 million versus $1.17 million a year ago.  In 2007, 1.41 million stock options were granted at an average price of $3.92 per option, the cost of which is being amortized over the life of the options.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion charges for the third quarter of this year increased to $7.93 million from $6.08 million a year ago.  The addition of assets from the Acquisition increased the Company’s depletable asset base causing the increase in these costs. On a unit measurement basis, costs were $20.40/boe in 2007 versus $16.78/boe a year ago.

For the nine month periods, depletion, depreciation, and accretion charges were $20.26 million in 2007 and $18.82 million in 2006, or $18.95/boe and $16.73/boe respectively.

Income Taxes

Gentry’s current income tax expense for the third quarter of 2007 decreased to $57 thousand from $80 thousand in the comparative period of 2006.  Future taxes also fell, amounting to a recovery of $606 thousand versus an expense of $423 thousand in the comparative period.

For the nine months ended September 30, 2007, current taxes were $133 thousand versus $255 thousand a year ago.  The Company booked a future tax recovery of $277 thousand for the first nine months of 2007 compared to an expense of $1.98 million in the first nine months of 2006.  The reduced pre-tax profitability and lower tax rates were the primary reasons for the overall decrease in taxes.

Funds Flow from Operations and Net Income

Funds flow from operations for the third quarter of 2007 decreased to $5.16 million from $7.09 million in the comparative quarter.  Lower than anticipated volumes and an increase in production expenses contributed to the lower figures in 2007.  On a per share basis, funds flow from operations reduced to $0.09 per share ($0.09 diluted) in 2007 from $0.18 per share ($0.18 diluted) in the third quarter of 2006 as the funds flow was spread out over a greater number of shares in 2007 due to the 16,250,000 common shares issued pursuant to the $65 million financing in May 2007.

For the first nine months of 2007, funds flow from operations was $18.51 million compared to $25.57 million for the first nine months of 2006.  This amounts to $0.40 per share ($0.40 diluted) in 2007 and $0.66 per share ($0.63 diluted) in 2006.  The 2007 figures were impacted by the lower volumes and higher expenses.

The Company recorded net income of $1.71 million in the third quarter of 2007 versus just $104 thousand in the third quarter of 2006.  This amounted to $0.03 per share ($0.03 diluted) in 2007 versus $nil per share ($nil diluted) in 2006.  The decline in fund flows from operations was more than offset by the $4.35 million gain realized on the sale of a portion of its short-term investments as the Company sold five million of its 10.68 million shares of Stratic Energy Corporation.

For the first nine months of 2007, Gentry recorded net income of $1.45 million compared to a gain of $3.69 million for the first nine months of 2006.  This amounts to $0.03 per share ($0.03 diluted) in 2007 and $0.10 per share ($0.09 diluted) in 2006.

Operating Netbacks

	Three months ended September 30		Nine months ended September 30
($/boe)	2007	2006	2007	2006
Selling price	43.94	44.59	46.70	46.14
Royalties (net of ARTC)	(9.92)	(10.04)	(10.73)	(10.45)
Operating cost	(14.22)	(10.83)	(12.92)	(9.21)
Operating netback	19.80	23.72	23.05	26.48

Capital Expenditures and Corporate Acquisition

Capital expenditures were $8.07 million in the most recently completed quarter versus $13.12 million incurred in the comparative three-month period.  For the nine month periods ended September 30, capital expenditures were $26.45 million and $32.65 million for 2007 and 2006 respectively.  These figures do not include the Acquisition, which was priced at $74.25 million, subject to normal closing adjustments.

	Three months ended September 30		Nine months ended September 30
($000s)	2007	2006	2007	2006
Drilling and completions	6,110	8,129	15,637	13,553
Facilities and equipping	1,382	4,693	8,095	12,073
Land and seismic	192	(33)	1,326	5,885
Asset acquisitions, net	24	-	97	-
Capitalized expenses	321	306	1,203	1,071
Other	41	26	92	63
	8,070	13,121	26,450	32,645

Liquidity and Capital Resources

Funds for the Acquisition were obtained through a subscription receipts offering and increased credit facilities.  In May 2007, Gentry issued 12,500,000 subscription receipts at $4.00 per receipt and 3,750,000 common shares at $4.00 per share.  The subscription receipts were converted into 12,500,000 common shares on May 31, 2007 concurrently with the closing of the Acquisition.  At the same time, the Company increased its credit facility from $50 million to $72.5 million to capture the additional lending value associated with the newly acquired assets.

Gentry began the third quarter of 2007 with 55,207,359 common shares outstanding.  During the third quarter, Gentry issued 20,000 common shares pursuant to the exercise of stock options ($1.46 per share), 22,156 shares pursuant to the ESOP ($2.81 per share) and repurchased for cancellation 153,500 common shares ($2.53 per share) pursuant to the Company’s normal course issuer bid.  As a result, Gentry ended the quarter with 55,096,015 common shares issued and outstanding.

As of the date of this MD&A, 55,218,399 common shares are outstanding.  A further 4,105,000 shares are reserved for issuance pursuant to outstanding stock option agreements (at an average exercise price of $3.47 per share).

For the period October 15, 2007 through October 14, 2008, Gentry has in place a Normal Course Issuer Bid (the “Bid”) pursuant to which the Company may purchase, for cancellation, up to 2,500,000 of its issued and outstanding common shares through the facilities of the Toronto Stock Exchange (“TSX”).   Gentry’s reasoning for the Bid is that from time to time, the purchase of common shares for cancellation will increase the proportionate interest of, and be advantageous to, all remaining shareholders.  In addition, any purchases made by Gentry will afford increased liquidity to those shareholders of the Company who may wish to dispose of their shares.  Shareholders may obtain, without charge, a copy of the Bid notice filed with the TSX by contacting Gentry directly.

In the first quarter of 2007, the Company reclassified its Investments to short-term investments as it contemplated the disposition of these assets.  In the third quarter, Gentry sold five million of its 10.68 million shares in Stratic Energy Corporation for net proceeds of $5.20 million.  Subsequent to the end of the third quarter, Gentry sold another two million shares for net proceeds of $1.98 million.  Gentry continues to monitor this investment in light of its own ongoing exploration funding requirements.

Gentry’s net debt (current liabilities in excess of current assets) was $57.97 million at September 30, 2007 and the credit facility currently stands at $72.50 million with the next review scheduled on or before February 29, 2008.

Selected Quarterly Information

The following table summarizes selected quarterly information from the past eight quarters:

		2007			2006			2005
Three months ended	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Production
bbls/d	1,512	1,534	1,435	1,447	1,538	1,289	1,317	1,486
mcf/d	16,280	14,217	13,069	17,331	14,388	18,139	16,792	14,189
boe/d	4,226	3,904	3,613	4,335	3,936	4,312	4,116	3,851
Financial ($000s except per share amounts)
Production revenue	17,084	17,118	15,724	17,924	16,147	18,105	17,656	22,165
Funds flow from operations	5,164	6,902	6,441	4,875	7,085	9,481	9,004	12,652
per share - basic	0.09	0.15	0.17	0.13	0.18	0.25	0.23	0.33
per share - diluted	0.09	0.15	0.16	0.12	0.18	0.23	0.22	0.31
Net income (loss)	1,710	(411)	154	(931)	104	1,639	1,945	2,737
per share - basic	0.03	(0.01)	–	(0.02)	–	0.04	0.05	0.07
per share - diluted	0.03	(0.01)	–	(0.02)	–	0.04	0.05	0.07

The decline in production in the first quarter of 2007 was the result of operational issues including line freezing, higher than average declines with a significant producing well and third party gas plant capacity issues.  The second quarter is typically characterized by wet weather and break-up conditions, making access to certain locations difficult.  The impact of these issues on second quarter 2007 volumes was somewhat mitigated by June volumes accruing to Gentry as a result of the Acquisition.  Volumes in the third quarter of 2006 were directly impacted by downtime at three third party operating facilities which curtailed production at both Princess and Sedalia and while volumes in the third quarter of 2007 had the benefit of a full three months of production from the Acquisition, they were still lower than anticipated due to production issues at Princess.

Generally speaking, production revenue and funds flow from operations are largely a function of production volumes and commodity prices.  In the fourth quarter of 2005, Gentry’s average sales price was $62.56/boe.  In 2006, although both crude oil and gas prices were quite volatile, most of the change in production revenue was volume based, as Gentry’s average sales price of $45.83/boe did not vary by more than $2/boe in any one quarter.  In 2007, Gentry’s average sales price has fallen from $48.36/boe in the first quarter to $43.94/boe in the third quarter.  Funds flow from operations was lower than expected in the fourth quarter of 2006 due to increased production expenses and additional royalties recorded in the period.  It was lower in the third quarter of 2007 due primarily to increased production expenses and general and administrative costs.

With regards to net income, the falloff beginning in the third quarter of 2006 is largely attributable to reduced funds flow from operations, while the turnaround in the third quarter of 2007 was due to the recording of a $4.35 million gain on the sale of a portion of the Company’s short-term investments.

Changes in Accounting Policies

Effective January 1, 2007, the Company adopted the following new Canadian Institute of Chartered Accountants (“CICA”) sections:

-

Section 1530, Comprehensive Income;

-

Section 3855, Financial Instruments – Recognition and Measurement; and

-

Section 3865, Hedges.

These new accounting standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting.  The standards have been adopted prospectively and as such the comparative financial statements have not been restated.  Note 2 to the Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2007 further describes these new policies.

The adoption of these standards had the effect of increasing the January 1, 2007 Accumulated Other Comprehensive Income balance to $10.76 million from $nil, and the recording of $5.74 million and $7.36 million as losses to Comprehensive Income and Accumulated Other Comprehensive Income during the three and nine month periods ended September 30, 2007 respectively.  These changes are required as a result of the Company classifying its short-term investments as available-for-sale and recognizing the gains and losses from the changes in fair value of those investments. Gentry determines the fair value of its short-term investments by multiplying the bid price per share of those investments by the number of shares it holds.  The largest risk associated with these short-term investments is fluctuations in share price, as they impact fair value and cause volatility in the value of the asset and Comprehensive Income until such time as the Company elects to dispose of those shares.  Gentry monitors its short-term investments on a regular basis and at the time of writing, has sold approximately two thirds of its investment.

Also effective January 1, 2007, the Company adopted the revised recommendations of CICA Section 1506, Accounting Changes.  Under the revised standards, voluntary changes in accounting policies are permitted only if they result in financial statements which provide more reliable and relevant information.  Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change.  Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings.  These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

In conjunction with the Acquisition, the Company recorded an amount for Goodwill.  Goodwill represents the excess of the purchase price of the business combination acquired over the fair value of the assets acquired at the date of acquisition.  Goodwill is not amortized but is subject to an annual impairment review or more frequent if circumstances exist that might indicate the value is impaired.  Should the carrying value exceed the fair value of Goodwill, the carrying value will be written down to the fair value.  The test for impairment is conducted by comparing the book value to the fair value of the net assets acquired.

On June 1, 2007, the Company amalgamated with its wholly-owned subsidiaries, 1317010 and Gentry Resources (West Africa) Inc.  The consolidated financial statements include the amounts of these subsidiaries up until their amalgamation.

Disclosure and Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision a process of disclosure and internal controls over financial reporting.  The process was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.  There were no changes in the Company’s disclosure and internal controls over financial reporting during the three and nine months ended September 30, 2007 that materially affected, or is reasonably likely to affect, the Company’s disclosure and internal controls over financial reporting.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

CONSOLIDATED BALANCE SHEETS

	September 30, 2007 (unaudited)	December 31, 2006 (audited)
ASSETS
Current
Cash and cash equivalents	$ 64,568	$ 18,406
Accounts receivable	17,665,159	11,992,126
Prepaid expenses	1,612,997	580,361
Short-term investments (note 8)	4,944,940	–
	24,287,664	12,590,893
Investments	–	1,809,583
Property and equipment (note 4)	211,084,965	127,425,551
Goodwill (note 3)	5,985,970	–
	$ 241,358,599	$ 141,826,027
LIABILITIES & SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$ 22,947,841	$ 18,858,031
Income taxes payable	157,397	294,859
Bank debt (note 5)	59,150,000	40,750,000
	82,255,238	59,902,890
Asset retirement obligations (note 6)	9,662,858	5,104,300
Future income taxes	16,843,163	12,393,282
	108,761,259	77,400,472
Share capital (note 7)	105,829,363	43,515,360
Contributed surplus (note 7)	3,724,698	2,335,783
Accumulated other comprehensive income	3,407,017	–
Retained earnings	19,636,262	18,574,412
	26,767,977	20,910,195
	132,597,340	64,425,555
	$ 241,358,599	$ 141,826,027

Please refer to the accompanying notes.

Approved by the Board:

Director: (signed) “A. Bruce Macdonald”

Director: (signed) “Michael Halvorson”

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Revenue
Production	$ 17,083,645	$ 16,146,593	$ 49,925,274	$ 51,907,950
Less: royalties, net of ARTC	(3,856,285)	(3,636,026)	(11,471,690)	(11,753,091)
	13,227,360	12,510,567	38,453,584	40,154,859
Expenses
Depletion, depreciation & accretion	7,930,877	6,076,606	20,257,372	18,822,797
Production	5,529,185	3,921,169	13,808,873	10,355,917
General & administrative	1,467,043	813,277	3,627,946	2,395,300
Interest	871,507	573,189	2,211,280	1,486,085
Stock-based compensation (note 7)	619,122	518,838	1,590,504	1,167,575
	16,417,734	11,903,079	41,495,975	34,227,674
Income (loss) from operations	(3,190,374)	607,488	(3,042,391)	5,927,185
Gain on sale of short-term investments	4,351,900	–	4,351,900	–
Income before income taxes	1,161,526	607,488	1,309,509	5,927,185
Income taxes
Current	57,057	80,100	132,688	255,436
Future (recovery)	(605,921)	423,251	(277,142)	1,983,494
	(548,864)	503,351	(144,454)	2,238,930
Net income	1,710,390	104,137	1,453,963	3,688,255
Retained earnings, start of period	18,018,717	19,683,365	18,574,412	18,333,893
Less: excess of cost of shares acquired over stated value	(92,845)	–	(392,113)	(2,234,646)
Retained earnings, end of period	$ 19,636,262	$ 19,787,502	$ 19,636,262	$ 19,787,502
Net income per share (note 7)
Basic	$ 0.03	$ –	$ 0.03	$ 0.10
Diluted	$ 0.03	$ –	$ 0.03	$ 0.09

Please refer to accompanying notes.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME
(unaudited)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
COMPREHENSIVE INCOME
Net income	$ 1,710,390	$ 104,137	$ 1,453,963	$ 3,688,255
Other comprehensive income (loss)
Change in unrealized gains and losses on available-for-sale assets, net of tax of $(40,010) (nine months ended September 30, 2007 - $269,127)	(1,460,935)	–	(3,076,689)	–
Reclassification adjustment for gains included in net income, net of tax of $469,177 (nine months ended September 30, 2007 - $469,177)	(4,279,203)	–	(4,279,203)	–
Change in unrealized gains and losses on available-for-sale financial assets arising in the period	(5,740,138)	–	(7,355,892)	–
Comprehensive income (loss)	$ (4,029,748)	$ 104,137	$ (5,901,929)	$ 3,688,255

ACCUMULATED OTHER COMPREHENSIVE INCOME
Accumulated other comprehensive income, beginning of period	$ 9,147,155	$ –	$ –	$ –
Change in accounting policy (note 2)	–	–	10,762,909	–
Change in unrealized gains and losses on available-for-sale assets, net of tax

of $509,187 (nine months ended September 30, 2007 - $818,324)	(5,740,138)	–	(7,355,892)	–
Accumulated other comprehensive income, end of period	$ 3,407,017	$ –	$ 3,407,017	$ –

Please refer to the accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS  (unaudited)

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Operating activities
Net income	$ 1,710,390	$ 104,137	$ 1,453,963	$ 3,688,255
Adjustments for:
Depletion, depreciation & accretion	7,930,877	6,076,606	20,257,372	18,822,797
Stock-based compensation (note 7)	619,122	518,838	1,590,504	1,167,575
Gain on sale of short-term investments	(4,351,900)	–	(4,351,900)	–
Future income taxes (recovery)	(605,921)	423,251	(277,142)	1,983,494
Asset retirement expenditures	(138,541)	(37,498)	(166,411)	(91,927)
	5,164,027	7,085,334	18,506,386	25,570,194
Changes in non-cash working capital items	4,215,689	3,101,614	(1,557,283)	5,035,958
	9,379,716	10,186,948	16,949,103	30,606,152
Investing activities
Capital expenditures	(8,070,258)	(13,121,421)	(26,450,380)	(32,645,278)
Corporate acquisition (note 3)	(2,796,799)	–	(76,392,111)	–
Acquisition of investments	–	–	–	(102,125)
Proceeds from sale of investments	5,208,355	–	5,208,355	–
Changes in non-cash working capital items	(2,697,582)	3,165,538	1,949,566	67,256
	(8,356,284)	(9,955,883)	(95,684,570)	(32,680,147)
Financing activities
Proceeds from (repayment on) bank debt, net	(630,000)	(500,000)	18,400,000	4,190,000
Redemption of share capital	(387,681)	–	(794,296)	(2,820,255)
Proceeds on issuance of share capital, net	46,721	277,118	61,166,098	594,806
Changes in non-cash working capital items	5,789	(5,207)	9,827	117,145
	(965,171)	(228,089)	78,781,629	2,081,696
Increase in cash	58,261	2,976	46,162	7,701
Cash and cash equivalents, beginning of period	6,307	17,815	18,406	13,090
Cash and cash equivalents, end of period	$ 64,568	$ 20,791	$ 64,568	$ 20,791

Supplemental cash flows disclosure:
Interest paid	$ 871,507	$ 573,189	$ 2,211,280	$ 1,486,085
Income taxes paid	$ –	$ –	$ 272,505	$ 292,998

Please refer to the accompanying notes.

NOTES TO THE SEPTEMBER 30, 2007 INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.  Accounting Policies

The interim consolidated financial statements of Gentry Resources Ltd. (“Gentry” or the “Company”) have been prepared in accordance with generally accepted accounting principals in Canada, which were the same accounting policies and methods of computation as the consolidated financial statements as at December 31, 2006, except as disclosed in Note 2.  The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2006.

2.  Changes in Accounting Policies

Financial Instruments and Hedging Activities

Effective January 1, 2007, the Company adopted the following new Canadian Institute of Chartered Accountants (“CICA”) sections:

-

Section 1530, Comprehensive Income;

-

Section 3855, Financial Instruments – Recognition and Measurement; and

-

Section 3865, Hedges.

These new accounting standards provide requirements for the recognition and measurement of financial instruments and the use of hedge accounting.  The standards have been adopted prospectively and comparative financial statements have not been restated.

Comprehensive Income

Section 1530 establishes standards for the reporting and presenting of comprehensive income and other comprehensive income.  Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources and other comprehensive income comprises revenues, expenses, gains and losses that, in accordance with generally accepted accounting principles, are recognized in comprehensive income but excluded from net income.

Financial Instruments – Recognition and Measurement

Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances.  All financial instruments must be classified as one of the following five categories: held-for-trading; held-to-maturity instruments; loans and receivables; available-for-sale financial assets; or other financial liabilities.  All financial instruments, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities measured at amortized cost, are reported on the balance sheet at fair value.  Subsequent measurement and changes in fair value will depend on their initial classification. Available-for-sale financial assets are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in earnings.

Derivatives

All derivative instruments, including embedded derivatives, are recorded on the balance sheet at fair value unless they qualify for the normal sale and purchase exception. All changes in fair value are included in earnings unless cash flow hedge or net investment accounting is used, in which case, changes in fair value are recorded in other comprehensive income to the extent the hedge is effective, and in earnings to the extent it is ineffective.

The Company has not identified any material embedded derivatives in any of its financial instruments.  The Company has elected to account for its commodity sales contracts and other non-financial contracts, held for the purpose of receipt or delivery of non-financial items in accordance with its expected purchase, sale or usage requirements on an accrual basis.

Hedge Accounting

Section 3865 established standards for when and how hedge accounting may be applied.  Hedge accounting continues to be optional and the Company does not currently apply hedge accounting.

Effect of Changes in Accounting Policies

As a result of adopting these new standards, on January 1, 2007, the Company classified its short-term investments as available-for-sale financial assets and as a result, short-term investments were increased by $12,086,008, future income taxes liability was increased by $1,323,099 and accumulated other comprehensive income was increased by $10,762,909.

Accounting Changes

Effective January 1, 2007, the Company adopted the revised recommendations of CICA Section 1506, Accounting Changes. Under the revised standards, voluntary changes in accounting policies are permitted only if they result in financial statements which provide more reliable and relevant information. Accounting policy changes are applied retrospectively unless it is impractical to determine the period or cumulative impact of the change. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively by including these changes in earnings. These standards are effective for all changes in accounting policies, changes in accounting estimates and corrections of prior period errors initiated in periods beginning on or after January 1, 2007.

Goodwill

Goodwill represents the excess of the purchase price of the business combination acquired over the fair value of the net assets acquired at the date of acquisition.

Goodwill is not amortized but is subject to an annual impairment review or more frequent if circumstances exist that might indicate the value is impaired.  Should the carrying value exceed the fair value of Goodwill, the carrying value will be written down to the fair value.  The test for impairment is conducted by comparing the book value to the fair value of the net assets acquired.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries until June 1, 2007, at which time the subsidiaries were amalgamated with the Company.

Future Accounting Pronouncements

As of January 1, 2008, the Company will be required to adopt two new CICA standards, Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” which will replace Section 3861 “Financial Instruments – Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements.  The new financial instruments presentation and disclosure requirements were issued in December 2006 and the Company is assessing the impact on its financial statements.

As of January 1, 2008, the Company will be required to adopt CICA Section 1535 “Capital Disclosures” which will require additional disclosures of objectives, policies and processes for managing capital. In addition, disclosures will include whether companies have complied with externally imposed capital requirements. The new capital disclosure requirements were issued in December 2006 and the Company is assessing the impact on its financial statements.

In January 2006, the CICA Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. As part of the plan, accounting standards in Canada for public companies are expected to converge with International Financial Reporting Standards (“IFRS”) by the end of 2011. The Company continues to monitor and assess the impact of the convergence of Canadian GAAP and IFRS.

3.  Business Combination

On April 30, 2007, the Company entered into a Share Purchase and Sale Agreement to acquire all of the issued and outstanding shares of 1317010 Alberta Ltd. (“1317010”) for total cash consideration of $76,392,111, including costs of $954,689 (the “Acquisition”). The Acquisition had an effective date of April 1, 2007 and closed May 31, 2007, with the closing being subject to customary industry conditions.  The earnings of 1317010 have been included in these financial statements commencing June 1, 2007.

The costs of the Acquisition were allocated as follows:

Petroleum and natural gas properties	$ 77,109,915
Goodwill	5,985,970
Working capital	3,155,433
Asset retirement obligations	(4,368,476)
Future income taxes	(5,490,731)
$ 76,392,111

The above amounts are estimates made by management based on currently available information.  Amendments may be made to the purchase equation as the cost estimates and balances are finalized.

No amount of the Goodwill is expected to be deductible for income tax purposes.

4.  Property and Equipment

	September 30, 2007 (unaudited)	December 31, 2006 (audited)
Petroleum and natural gas properties including exploration and development thereon	$ 227,107,547	$ 149,592,699
Production equipment and facilities	80,285,206	54,190,215
Other	1,065,893	973,488
	308,458,646	204,756,402
Accumulated depletion and depreciation	(97,373,681)	(77,330,851)
	$ 211,084,965	$ 127,425,551

As at September 30, 2007, costs of unproved petroleum and natural gas properties amounting to $31,896,297 (December 31, 2006 - $22,054,459) have been excluded from the depletion calculation.  During the nine months ended September 30, 2007, the Company capitalized $1,202,673 (2006 - $1,070,694) in general and administrative expenses.

5.  Bank Debt

The Company has an uncommitted demand revolving credit facility to a maximum of $72.5 million.  The facility is available to the Company by way of prime rate based loans, bankers’ acceptances and letters of credit, with interest payable monthly.  Currently, the interest rate is at the bank’s prime lending rate plus 0.125%.  Effective January 1, 2008, the interest rate will be determined quarterly on a grid system based upon the Company’s debt to cash flow ratio, with the grid ranging from prime to prime plus 1.5%.  The facility is secured by a general assignment of book debts, a $100 million demand debenture with a floating charge over all assets with a Negative Pledge and Undertaking to provide fixed charges upon request.  The Company must comply with certain financial and other reporting requirements and may not breach certain financial tests without the prior consent of the bank.  The credit facility may be reviewed periodically by the bank, with the next review being scheduled on or before February 29, 2008.

6.  Asset Retirement Obligations

The following table summarizes changes in the asset retirement obligations:

	September 30, 2007 (unaudited)	December 31, 2006 (audited)
Asset retirement obligations, start of period	$ 5,104,300	$ 3,473,144
Liabilities related to business combination (note 3)	4,368,476	–
Liabilities incurred	141,951	1,684,394
Liabilities settled	(166,411)	(126,137)
Accretion expense	214,542	204,337
Liabilities disposed	–	(131,438)
Asset retirement obligations, end of period	$ 9,662,858	$ 5,104,300

The inflated, undiscounted amount of the estimated future cash flows required to settle the obligations is $17,959,788 (December 31, 2006 - $9,809,550). These obligations are expected to be paid over the next several years with a weighted average life of approximately 11 years (2006 - 11 years). The estimated future cash flows have been discounted at the credit-adjusted risk free rate of 6.00%. As at September 30, 2007, no funds have been set aside to settle these obligations.

7.  Share Capital

Authorized

Gentry’s authorized share capital consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares. No preferred shares have been issued.

Issued

Common Shares	Number of Shares	Stated Value
Balance – December 31, 2006	38,811,130	$ 43,515,360
Shares issued for cash	16,250,000	65,000,000
Share issuance costs, net of tax of $1,348,503	–	(3,001,506)
Stock options exercised for cash	234,400	429,951
Transferred from contributed surplus on options exercised	–	115,433
Employee share ownership plan	49,485	172,312

Normal course issuer bid purchases	(249,000)	(402,187)
Balance – September 30, 2007	55,096,015	$ 105,829,363

On April 30, 2007, Gentry entered into a bought deal equity issue of 12,500,000 subscription receipts of Gentry at a price of $4.00 per subscription receipt and 3,750,000 common shares for aggregate proceeds of $65 million.  Each subscription receipt was converted into one common share without further payment or action on the part of the holder concurrently with the closing of the Acquisition (note 3).  Transaction costs were estimated to be $4.35 million with an associated future tax effect of $1.35 million.

Stock Options

	Number of Options	Weighted Avg. Exercise Price
Balance – December 31, 2006	3,226,900	$ 3.24
Granted	1,412,500	3.92
Exercised	(234,400)	1.83
Cancelled	(205,000)	5.06
Balance – September 30, 2007	4,200,000	$ 3.46
Exercisable – September 30, 2007	2,147,499	$ 2.46

Stock-based Compensation Expense

The fair value of stock options granted during 2007 was estimated on the dates of grant using the BlackScholes option pricing model with the following assumptions:

-

Risk free interest rate of 4.02% to 4.73%

-

Expected life of options of 4.0 years

-

Expected volatility of 71.34% to 76.45%

-

Expected dividend rate of 0%

-

Weighted average fair value per option granted of $2.07

Compensation costs of $588,039 for the three months ended September 30, 2007 (2006 - $490,763) and $1,504,348 for the nine months ended September 30, 2007 (2006 - $1,087,531) have been expensed and have resulted in corresponding increases in contributed surplus in the respective periods.

Contributed Surplus

Amount
Balance – December 31, 2006	$ 2,335,783
Stock-based compensation expense	1,504,348
Transferred to share capital on options exercised	(115,433)
Balance – September 30, 2007	$ 3,724,698

Net Income Per Share

The following table reconciles the denominators used for the basic and diluted net income per share calculations:

	Three months ended September 30		Nine months ended September 30
	2007	2006	2007	2006
Basic weighted average shares	55,167,799	38,602,833	46,325,798	38,629,930
Effect of dilutive stock options	–	1,786,352	–	1,696,330
Dilutive weighted average shares	55,167,799	40,389,185	46,325,798	40,326,260

The calculation of diluted net income per share for the three and nine months ended September 30, 2007 does not include any outstanding stock options (2006 – 1,055,000) as the inclusion of these options would have been anti-dilutive.

8. Subsequent Event

On October 24, 2007, the Company sold 2,000,000 of its 5,683,839 shares of Stratic Energy Corporation for net proceeds of $1.98 million.

CORPORATE INFORMATION

Directors

Hugh G. Ross

President and Chief Executive Officer
Gentry Resources Ltd.
Calgary, Alberta

Michael Halvorson

President, Halcorp Capital Ltd.
Edmonton, Alberta

A. Bruce Macdonald

Chairman, Jayhawk Resources Ltd.
Calgary, Alberta

Walter O’Donoghue

Independent Director
Calgary, Alberta

Dean G. Prodan

President, UTA Asset Management Corporation
Calgary, Alberta

Robert R. Rooney

Independent Director
Calgary, Alberta

Officers

Hugh G. Ross

President and Chief Executive Officer

Ketan Panchmatia

VP Finance and Chief Financial Officer

R. Gordon McKay

Chief Operating Officer

Ken Wilson

Vice President, Operations & Production

Harley Kempthorne

Vice President, Engineering

Greg Groten

Vice President, Exploration

Lawrence B. Buzan

Vice President, Land & Negotiations

Head Office

2500, 101 – 6th Avenue S.W.

Calgary, Alberta, Canada T2P 3P4

Telephone: (403) 264-6161

Facsimile: (403) 266-3069

Website: www.gentryresources.com

Email: gentry@gentryresources.com

Auditors

Collins Barrow Calgary LLP

Chartered Accountants, Calgary, Alberta

Bankers

National Bank of Canada

Energy Group, Calgary, Alberta

Solicitors

Blake Cassels & Graydon, LLP

Calgary, Alberta; Toronto, Ontario

Engineers

Sproule Associates Limited

Calgary, Alberta

Registrar and Transfer Agent

Computershare Trust Company of Canada

Calgary, Alberta; Toronto, Ontario

Stock Exchange

The Toronto Stock Exchange

Trading Symbol: GNY

Investor Relations

Roger Fullerton

Manager, Investor Relations

Telephone: (952) 929-7243

Email: roger@gentryresources.com